

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via E-mail
David M. Morse
Chief Executive Officer
Location Based Technologies, Inc.
49 Discovery, Suite 260
Irvine, CA 92618

> **Re:** **Location Based Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-176514**

Dear Mr. Morse:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. Please revise to include in one of your introductory paragraphs your net losses for the most recent audited period and interim stub. In addition, please revise to disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

Risk Factors, page 6

An investor might lost its entire investment if we are unable to pay our obligations, page 11

2. Please advise as to whether you are currently in default. To the extent that you are, please revise this risk factor to discuss the specific obligations that are currently in default and address the risks that such defaults may have on your business and investors. In this regard, we note your statement on page F-65 that as of May 31, 2011 you were in default

in the payment of principal and unpaid accrued interest of your $625,000 Senior Secured Promissory Note, your statement on page F-65 that as of May 31, 2011 you were in default in the payment of principal and unpaid accrued interest of your $100,000 Senior Secured Promissory Note and your statement on page F-72 that as of May 31, 2011 you were in default in the payment of principal and unpaid accrued interest of your $300,000 Promissory Note. In addition, please discuss the risk addressed in this risk factor in your Prospectus Summary section, including a discussion of the current status of your notes payable obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David M. Morse
Location Based Technologies, Inc.
September 14, 2011
Page 3

        Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

                                          Sincerely,

                                          /s/ Justin Dobbie

                                          Justin Dobbie
                                          Legal Branch Chief

cc: <u>Via E-mail</u>
          Neal H. Brockmeyer, Esq.
          Locke Lord Bissell & Liddell LLP